Exhibit 4.2

Small Business Lending P.O. Box 29482 Phoenix, AZ 85038-9482

April 2, 2021

Customer ID: 2059000000008866

FBOl-49

VINCENT LOIACONO

INPIXON FEDERAL

13880 DULLES CORNER LANE SUITE

HERNDON, VA 20171

Subject: Your Paycheck Protection Program Loan

Loan ID ending in: 85290000000018

Dear Vincent Loiacono:

We understand how important your Paycheck Protection Program (PPP) loan forgiveness application is for INPIXON FEDERAL. As of April 2, 2021, this communication confirms, subject to the conditions below, the amount of your PPP loan that has been forgiven or paid in full under the note with respect to the above-referenced PPP loan number.

For your convenience, here is a final summary of your PPP loan, after the forgiveness application has been processed with the U.S. Small Business Administration (SBA) or paid in full:

Original Loan Principal Amount:	$349,693.00
Wells Fargo Forgiveness Approved Amount:	$349,693.00
Forgiveness Principal Amount Paid by the U.S. SBA:	$349,693.00
Loan Amount Outstanding (includes accrued interest):	$0.00

The U.S. SBA has also paid any interest which accrued on the principal amount forgiven. For more details on the accrued interest, please review your PPP loan in your Wells Fargo Business Online® or Commercial Electronic Office® (CEO®), as applicable.

If you have a PPP loan amount outstanding, you are responsible for the remaining unforgiven portion. Additional communication, in the form of a monthly statement or invoice, will be forthcoming. Your statement will include important details about your loan, including: the current & total amount(s) due, upcoming payment due date, current principal and interest amounts, anticipated maturity date, and any other pertinent details related to your outstanding loan amount.

You may continue to see your PPP loan, even with a zero balance, displayed in Wells Fargo Business Online® as Commercial Lines and Loans or in the Credit Management service on Commercial Electronic Office® (CEO®), as applicable.

Please keep in mind:

Releasing borrower from its repayment obligations under the note does not terminate or release borrower from any agreement or obligation which by its terms survives termination of the note – for example, reimbursement obligations under any letter of credit or indemnification obligations under a deed of trust or mortgage.

Thank you for trusting us with your business – we appreciate the opportunity to serve you, especially in these unprecedented times. Sincerely,

/s/ Lillian Jackson
Lillian Jackson
Vice President
Small Business Lending

PHXL, 1CG-213

DCL11-WFB5001 (03/16)